1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

April 26, 2010

Via Messenger and edgar submission

Jennifer Gowetski, Esq.
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Brent Oil Fund, LP Amendment Nos. 4 and 5 to Registration Statement on Form S-1 Filed April 16, 2010 and April 20, 2010 Registration No. 333-162015

Dear Ms. Gowetski:

On behalf of the United States Brent Oil Fund, LP  (the “Registrant”), we are providing the Registrant’s responses to your comments of April 23, 2010 to Amendment Nos. 4 and 5 to the Registration Statement.  Each of your comments is set forth below, followed by the Registrant’s response.

General

1.
We note your response to comment 1 of our letter dated April 14, 2010.  In your response, you focused on Merrill Professional Clearing Corp. as the expected initial authorized purchaser.  However, our comment related to Kellogg Capital Group, which appears to have signed an agreement to be your limited partner and agreed to purchase the initial creation basket at an initial offering price per unit equal to $50 per unit.  Please provide a detailed legal analysis regarding how this transaction complies with Section 5 of the Securities Act of 1933.  In particular, please address why there was not a sale based on the obligations in the limited partnership agreement.

SUTHERLAND ASBILL AND BRENNAN LLP

Jennifer Gowetski, Esq.
April 26, 2010

Response:  By way of background, the rules of NYSE Arca, the exchange on which the units of the Registrant will trade following effectiveness of the registration statement, require that, for an exchange traded fund to begin trading its units on the exchange, there be at least 100,000 units issued and outstanding and the Registrant must have designated an NYSE Arca approved market maker to facilitate trading in the units.  The Registrant has selected Kellogg Capital, LLC (“Kellogg Capital”) to serve as the market maker for its units.  Kellogg Capital also agreed to serve as a limited partner of the Registrant.  Kellogg Capital is not affiliated with the Registrant, nor is it affiliated with Merrill Professional Clearing Corp. who will serve as the Initial Authorized Purchaser of the offering of the Registrant’s units.  As we discussed, the Registrant desired to have at least one unaffiliated limited partner following the initial offering of its units.  Beneficial owners of units are entitled to become limited partners but are not required to do so to be owners of the units.

Following effectiveness of the registration statement, the Initial Authorized Purchaser will purchase one or more creation baskets from the Registrant and sell a portion or all of such units to Kellogg Capital in its capacity as Market Maker of the Registrant.  The sale of units to the Initial Authorized Purchaser and the subsequent sale by the Initial Authorized Purchaser to Kellogg Capital will be accomplished through an effective registration statement and, as a result, will not be subject to the provisions of Section 5 under the Securities Act of 1933, as amended (the “Securities Act”).  The sale of the units to Kellogg Capital is part of the distribution facilitated by the Initial Authorized Purchaser.

As noted, Section 3.3 of the Amended and Restated Limited Partnership of the Registrant (the “LP Agreement”) states, in relevant part that, “the Initial Limited Partner shall purchase the initial Creation Basket at an initial offering price per Unit equal to $50 per Unit.”  The Registrant submits that this provision is designed (i) to ensure that the rules of the NYSE Arca are satisfied by requiring that at least 100,000 units will be issued and outstanding and (ii) that Kellogg Capital, in its role as Market Maker for the units, has sufficient units in its account in order to facilitate trading when the units begin trading on the NYSE Arca.

A “sale” of units was not made as of the date of the execution of the LP Agreement between the Registrant and Kellogg Capital (as Initial Limited Partner) since Kellogg Capital is not an Authorized Purchaser.  Pursuant to the terms of the LP Agreement and the prospectus, only Authorized Purchasers who have entered into an Authorized Purchaser Agreement with the Registrant are able to purchase creation baskets with the Registrant.  As a result, the language in Section 3.3 of the LP Agreement is not binding upon the Registrant or Kellogg Capital in this regard and is designed solely to satisfy NYSE Arca initial listing requirements and enable Kellogg Capital to effectively act as a Market Maker for the Registrant’s units.

While the Registrant could have entered into the Amended and Restated Limited Partnership Agreement on or as of the effective date of the Registration Statement,  it determined not to do so in order to have all parties and documentation in place in anticipation of the launch of the offering.  If the Registration Statement is not declared effective, there will be no sale of units to the Initial Authorized Purchaser or any other party.

Jennifer Gowetski, Esq.
April 26, 2010

We note that this structure has previously been employed by the other funds managed by the General Partner of the Registrant, namely the United States Oil Fund, LP, the United States Natural Gas Fund, LP, the United States Gasoline Fund, LP, the United States Heating Oil Fund, LP, the United States 12 Month Oil Fund, LP, the United States Short Oil Fund, LP and the United States 12 Month Natural Gas Fund, LP in connection with each of their initial public offerings of units that were declared effective by the SEC.

2.	Please disclose the relationship, if any, between Kellogg Capital Corp. and Merrill Professional Clearing Corp.

Response:  The Registrant is not aware of any affiliation between Kellogg Capital, LLC and Merrill Professional Clearing Corp.  It is the Registrant’s understanding  that Kellogg Capital has an account with Merrill Professional Clearing Corp. and that Merrill Professional Clearing Corp. will serve as the clearing agent for Kellogg Capital.

Financial Statements and Notes

United States Commodity Funds LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Deferred offering costs, page F-19

3.
You disclose that you capitalize all initial offering costs associated with the registration of the Funds, USBO, USSNG and USCI until such time as the registration process with the SEC is complete.  At that time, you charge the capitalized costs to member's equity.  You also disclose on page F-21 that deferred offering costs include initial offering and organizational costs incurred by the Funds.  Please tell us your basis for deferring offering and organizational costs as well as your basis for charging these costs directly to member's equity rather than expense.

Response:  Through its experience in organizing and launching the seven Related Public Funds currently in operation, USCF estimates that the organizational costs incurred in the formation of USBO, USSNG and USCI will be approximately 5% of the total costs incurred in connection with organizing each entity and having the registration statement for each fund declared effective. The remainder of these costs, or approximately 95% of the total costs, constitute offering costs and are capitalized and charged to member's equity when the registration process with the SEC is complete. The amount of organization  costs in connection with the formation and establishing each new fund are considered immaterial to USCF’s financial statements.   The eventual disposition of these costs is  also charged to member's equity. Since the organizational costs are not material, USCF does not  separately quantify  organizational costs and offering costs in its financial statements.

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Jennifer Gowetski, Esq.
April 26, 2010

We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber
W. Thomas Conner, Esq.